
CITADEL

Citadel Clearing LLC

—

2022 Financial Statement



CITADEL

Citadel Clearing LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69521)

Statement of Financial Condition as of December 31, 2022 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69521

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Citadel Clearing LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Biscayne Boulevard, Suite 3300

(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Henry	**(212) 651-7726**	Michael.Henry@citadel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Clearing LLC (the "Company"), as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Brenda Berkowitz 3/7/23

Notary Public

BRENDA BERKOWITZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 11, 2023

Signature: [signature]

Title:
Chief Accounting Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITADEL CLEARING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Clearing LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Clearing LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 7, 2023

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

CITADEL CLEARING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

Assets:		As of December 31, 2022
Cash and cash equivalents	$	537
Cash segregated under federal regulation		40
Collateral held under securities loan agreements		8,535
Securities borrowed		6,816
Receivable from brokers, dealers, and clearing organizations		139
Other assets		21
Total assets	$	**16,088**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	11,844
Securities sold under agreements to repurchase, at fair value		3,636
Payable to brokers and dealers		39
Other liabilities		25
Total liabilities		**15,544**
Member's capital		544
Total liabilities and member's capital	$	**16,088**

See notes to statement of financial condition.

Notes to Statement of Financial Condition

Organization

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company. The Company provides certain clearing and financing services to affiliated funds.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation and is a participant in the Options Clearing Corporation stock loan program.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Americas LLC, Citadel Hedge Fund Holdings LP, and certain of their affiliates (collectively, the "Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2024.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statement in accordance with GAAP requires CLP6 to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash and cash equivalents are held at global financial institutions.

Cash Segregated Under Federal Regulation
Under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"), restricted cash of $40 million has been segregated in a special reserve bank account for the benefit of customers and restricted cash of $100 thousand has been segregated for proprietary accounts of brokers and dealers.

Offsetting Financial Instruments
Financial assets and liabilities, are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable. Securities borrowing and lending transactions with the same counterparty are reported on a net basis when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CLP6 based on the valuation principles set forth in the Company's governing documents and represents CLP6's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CLP6 or CLP6 may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports financial instruments held as collateral under securities loan agreements; and repurchase agreements ("Financial Instruments") at fair value. If the counterparty to such Financial Instruments defaults and the Company were forced to liquidate the collateral associated with the Financial Instruments (see Note 3), the fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length liquidation of Financial Instruments and such differences may be material.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organization or market participants (e.g., mean of the bid and offer price) or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial instruments are generally valued as of the market close (as determined by CLP6). CLP6 may determine to use a different value than would be assigned pursuant to the foregoing if CLP6 determines that doing so would better reflect fair value (e.g., CLP6 may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

Notes to Statement of Financial Condition

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CLP6's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

COLLATERAL HELD UNDER SECURITIES LOAN AGREEMENTS
Collateral held under securities loan agreements include exchange-traded equity securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within Level 1 of the fair value hierarchy.

REPURCHASE AGREEMENTS
Repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Repurchase agreements are classified within Level 2 of the fair value hierarchy.

Other Financial Instruments
CLP6 estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents, cash segregated under federal regulation, securities borrowed, receivable from brokers, dealers and clearing organizations, other assets, securities loaned, payable to brokers and dealers, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents, and cash segregated under federal regulation which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2022, based on the historical analysis and forward-looking information, CLP6 believes that the expected credit losses arising from such financial assets are expected to be immaterial.

Fair Value Option
CLP 6 manages repurchase agreements on a fair value basis. The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to repurchase agreements in earnings on a timely basis. CLP6 has elected to apply the fair value option to the Company's repurchase agreements.

NOTE 3

Collateralized Transactions

The Company manages credit exposure arising from repurchase agreements, securities borrowing and securities lending transactions by, in appropriate circumstances, either entering into master netting agreements and collateral arrangements with counterparties, and/or entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. The Company engages in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate, (see Note 5) and non-affiliates.

Securities borrowing and lending transactions are collateralized by pledging or receiving cash or securities, which typically include equity securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowing transactions. Also, the Company generally has rights of rehypothecation with respect to the securities collateral received from counterparties under securities lending transactions, the fair value of which is recorded as collateral held under securities loan agreements on the statement of financial condition. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowing transactions, as well as the securities loaned from the Company to such counterparty.

Repurchase agreements are collateralized primarily by pledging securities. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

As of December 31, 2022, substantially all securities received under securities borrowing transactions, and securities collateral received from counterparties for securities loaned has been delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

The following table presents information about securities borrowed and securities loaned.

AS OF DECEMBER 31, 2022

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 24,386	$ 18,095
Cash collateral pledged/received	14,099	10,610
Fair value of securities collateral pledged/ received	10,877	8,535
Financing interest receivable/payable	34	16

In the table above:

- The fair value of securities borrowed, securities loaned and securities collateral includes accrued coupon interest.
- Financing interest receivable and payable is included in securities borrowed and securities loaned, respectively, on the statement of financial condition.

As of December 31, 2022, the Company had repurchase agreements with securities collateral posted having a fair value of $3.93 billion. The Company also received cash collateral of $5 million. The purchase obligations under repurchase agreements are collateralized by equity securities to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2022

($ in millions)	Securities Borrowed
Included in the statement of financial condition	
Gross amounts	$ 14,133
Amounts offset	(7,317)
Net amounts	6,816
Amounts not offset	
Counterparty netting	(1,057)
Financial instruments, at fair value	(5,584)
Total	$ 175

LIABILITIES AS OF DECEMBER 31, 2022

($ in millions)	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts	$ 3,636	$ 19,161
Amounts offset	—	(7,317)
Net amounts	3,636	11,844
Amounts not offset		
Counterparty netting	—	(1,057)
Financial instruments, at fair value	(3,925)	(9,745)
Total	$ (289)	$ 1,042

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities borrowed or loaned, securities sold under the agreements to repurchase, and cash collateral, where applicable. These amounts may include any over-collateralization of such transactions. The fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.
- Securities sold or otherwise pledged as collateral for repurchase agreements, or pledged as collateral for securities borrowed, include securities received as collateral from affiliate under securities loan agreements

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements and securities loaned by remaining contractual maturity as of December 31, 2022.

($ in millions)	Repurchase Agreements	Securities Loaned
Overnight and open	$ 100	$ 19,145
31-90 days	3,310	—
91-365 days	214	—
Total	3,624	19,145
Financing interest payable	12	16
Gross amounts	$ 3,636	$ 19,161

The following table presents the gross carrying value of repurchase agreements and securities loaned by class of collateral pledged as of December 31, 2022.

($ in millions)	Repurchase Agreements	Securities Loaned
Equity securities	$ 3,410	$ 18,189
Corporate debt securities	214	956
Total	3,624	19,145
Financing interest payable	12	16
Gross amounts	$ 3,636	$ 19,161

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's Financial Instruments measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2022

($ in millions)	Level 1	Level 2	Total
Collateral held under securities loan agreements	$ 8,535	$ —	$ 8,535

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2022

($ in millions)	Level 1	Level 2	Total
Securities loaned	$ 8,535	$ —	$ 8,535
Securities sold, under agreements to repurchase	—	3,636	3,636
Total	$ 8,535	$ 3,636	$ 12,171

In the table above:

- The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

There were no Level 3 financial instruments as of December 31, 2022.

NOTE 5

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company reimburses the Citadel Parties for direct and reimbursable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities on behalf of the Company. As of December 31, 2022, the Company had a payable to the Citadel Parties of $2 million, which is included in other liabilities on the statement of financial condition.

Securities Borrowed and Securities Loaned
During the year, the Company engaged in securities borrowing and lending transactions with CIFC, the details of which as of December 31, 2022 are presented in the following table.

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 7,317	$ 17,046
Cash collateral pledged/received	7,327	9,551
Amounts offset in the statement of financial condition	(7,317)	(7,317)
Fair value of securities collateral pledged/received	—	8,535
Financing interest receivable/payable	—	7

In the table above, the fair value of securities loaned and securities collateral pledged includes accrued coupon interest.

Clearing Activities
For the year ended December 31, 2022, the Company conducted clearing activities with the following affiliated customers: Citadel Multi-Strategy Equities Master Fund Ltd., Citadel Quantitative Strategies Master Fund Ltd., and Citadel Equity Fund Ltd. As of December 31, 2022, the future revenue related to unsatisfied or partially satisfied performance obligations is not expected to be material. As of December 31, 2022, the Company had a payable to affiliated customers of $24 million included in other liabilities on the statement of financial position, which relates to net securities failed to deliver and secured financing activity.

Loan Agreement
The table below discloses the significant terms and financial information associated with the Company's cash advance agreement with CCLH.

($ in millions)	AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022			
Borrowing Agreement				
Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CCLH	$ 450	OBFR + 1.0%	$ —	December 31, 2023

In the table above:
- The loan agreement is unsecured.
- The maturity date represents the amended maturity date valid as of December 31, 2022.
- Subsequent to December 31, 2022, Company's borrowing agreement with CCLH was terminated and replaced with a new senior unsecured loan facility. The new facility limit of $500 million is committed and has an interest rate of OBFR + 1.6%.

NOTE 6

Receivable from Brokers, Dealers, and Clearing Organizations and Payable to Brokers and Dealers

Amounts receivable from brokers, dealers and clearing organizations and payable to brokers and dealers at December 31, 2022, consist of the following:

($ in millions)	
Securities failed to deliver	$ 23
Receivable from clearing organizations	116
Receivable from brokers, dealers, and clearing organizations	$ 139

($ in millions)	
Securities failed to receive	$ 39
Payable to brokers and dealers	$ 39

At December 31, 2022, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and operational risk. CLP6 seeks to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of securities collateral pledged and/or received under securities borrowing, securities lending, and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CLP6 seeks to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of Financial Instruments.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing, securities lending, and securities sold under agreements to repurchase with counterparties as a result of nonperformance by the counterparties. The Company seeks to manage this credit risk through collateral monitoring.

The Company is exposed to credit risk in its role as a financing counterparty to dealers and broker and dealer clients, as well as CIFC, as a holder of securities and as a member of clearing organizations. The Company's client activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

The cash balances, which typically exceed government-sponsored insurance coverage, subject the Company to a concentration of credit risk. Where possible, CLP6 seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements or by managing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

Liquidity Risk
With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. CLP6 also targets to maintain a pool of excess liquidity at the Company for these planned and contingent needs.

Operational Risk
Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people and systems, or from external events. CLP6 seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies to in the processes that support the Company's key activities.

Other Risks
The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CLP6's ability to manage the Company's activities. CLP6 seeks to manage this risk through continuity and resiliency planning.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

NOTE 8

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of material loss from these arrangements to be remote.

Also, the Company's potential liabilities with respect to litigation, if any, are not included in CLP6's estimate of reasonably possible loss as CLP6 does not believe that the outcomes of such litigation will have a material adverse effect on the Company's financial condition.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

NOTE 9

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly.

In accordance with GAAP, CLP6 has reviewed the Company's tax positions for all open tax years. As of December 31, 2022, CLP6 determined that the Company was not required to establish a liability for uncertain tax positions.

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

NOTE 10

Regulatory Requirements

The Company is a registered broker and dealer subject to the net capital requirements of the SEC Uniform Net Capital Rule (“Rule15c3-1”) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. At December 31, 2022, net capital was $515 million in excess of the Company’s required minimum net capital of $1.5 million. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2022, the amount held on deposit in the reserve bank account was $40 million.

As of December 31, 2022, the Company does not carry accounts that hold proprietary securities or cash on behalf of brokers and dealers with reportable amounts, as defined in Rule 15c3-3. At December 31, 2022, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100 thousand.

NOTE 11

Subsequent Events

The Company has performed an evaluation of subsequent events through March 7, 2023, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement, except as discussed in Note 5.